SECURIT-E-DOC, INC.
1689 FORUM PL W
WEST PALM BEACH, FL 33401
(561) 833-2303

December 16, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
Registration No. 333-90100

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Securit-E-Doc, Inc. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-90100), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was initially filed on June 10, 2002 and was never declared effective. If the staff has any questions regarding this application, please contact the undersigned, the Company's CEO, at (561) 833-2303

Thank you for your assistance in this matter.

Very truly yours,
/s/ Robert H. Barron, Chief Executive Officer